 ARBOR REALTY TRUST, INC.

333 Earle Ovington Boulevard, Suite 900

Uniondale, New York 11553

July 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arbor Trust Realty, Inc.
Registration Statement on Form S-4 (File No. 333-257494)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arbor Realty Trust, Inc. (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on July 30, 2021, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to David J. Goldschmidt, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3574, and that such effectiveness also be confirmed in writing.

Very truly yours,

ARBOR REALTY TRUST, INC.

By:	/s/ Paul Elenio
	Name:	Paul Elenio
	Title:	Chief Financial Officer

cc: Skadden, Arps, Slate, Meagher & Flom LLP